INTELLIGENCE ON TRACK Filed Pursuant to Rule 433 Issuer Free Writing Prospectus Dated March 14, 2022 Relating to Preliminary Prospectus dated March 10, 2022 Registration No. 333 - 262854

Free Writing Prospectus This presentation highlights basic information about us and the offering. Because it is a summary, it does not contain all of th e information that you should consider before investing. This offering may only be made by means of a prospectus. We have filed a registration statement on Form F - 1 (File No. 333 - 262854), including a preliminary prospectus, dated March 10, 20 22 (the “Preliminary Prospectus”) with the SEC for the offering to which this communication relates. The registration statement has n ot yet become effective. Before you invest, you should read that registration statement, the Preliminary Prospectus and the final pr osp ectus (when available) for more complete information about the Company and this offering. You may retrieve copies of these documents for free on the SEC’s website at https://www.sec.gov. Alternatively, copies of the Pr eliminary Prospectus and the final prospectus, when available, may be obtained from Aegis Capital Corp. Attention: Syndicate Department , 8 10 7th Avenue, 18th Floor, New York, NY 10019, by phone at (212) 813 1010 or by email at syndicate@aegiscap.com. This presentation does not constitute an offer or invitation for the sale or purchase or to engage in any other transaction w ith Rail Vision Ltd. (the “Company”) or its affiliates. The information in this presentation is not targeted at any residents of any particul ar country or jurisdiction and not intended for distribution to, or use by, any person in any jurisdiction or country where such distributi on or use would be contrary to local law or regulation. All rights reserved @Rail Vision 2022 2

Forward - looking Information 3 This presentation and oral statements made regarding the subject of this presentation contain “forward - looking statements” that involve substantial risks and uncertainties. Such statements include, without limitation, references to the Company’s predictions or expectations of future business or fi nan cial performance and its goals and objectives for future operations, financial and business trends, performances, strategies or expectations. Forward - looking statements inclu de, but are not limited to, statements about: our lack of operating history; our current and future capital requirements and our belief that our existing cash and the net pro ceeds from this offering will be sufficient to fund our operations for at least the next 12 months; our ability to manufacture, market and sell our products and to generate reve nue s; our ability to maintain our relationships with key partners and grow relationships with new partners; our ability to maintain or protect the validity of our U.S. and o the r patents and other intellectual property; our ability to launch and penetrate markets in new locations and new market segments; our ability to retain key executive members an d hire additional personnel; our ability to maintain and expand intellectual property rights; interpretations of current laws and the passages of future laws; our abilit y t o achieve greater regulatory compliance needed in existing and new markets; the overall demand for passenger and freight transport; our ability to achieve key performance m ile stones in our planned operational testing; and acceptance of our business model by investors. In some cases, you can identify forward - looking statements by the words “may,” “might,” “could,” “would,” “should,” “expect,” “i ntend,” “plan,” “objective,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue” and “ongoing,” or the negative of these terms, or oth er comparable terminology intended to identify statements about the future. These forward - looking statements may not materialize, in whole or in part, or may material ize differently than expected, or may be affected by factors that cannot be assessed in advance. We may not actually achieve the plans, intentions or expect ati ons disclosed in our forward - looking statements, and you should not place undue reliance on our forward - looking statements. Actual results or events could di ffer materially from the plans, intentions and expectations disclosed in the forward - looking statements we make. You are cautioned not to place undue reliance o n forward - looking statements. Except as otherwise indicated, the forward - looking statements contained in this presentation speak only as of the da te of this presentation and the Company undertakes no obligation to update any forward - looking statements, whether as a result of new information, future event s or otherwise, except as required by law. Market, Industry and Other Data This presentation includes statistical, market and industry data and forecasts which we obtained from publicly available info rma tion and independent industry publications and reports that we believe to be reliable sources. These publicly available industry publications and reports g ene rally state that they obtain their information from sources that they believe to be reliable, but they do not guarantee the accuracy or completeness of the info rma tion. Although we are responsible for all of the disclosures contained in this presentation, including such statistical, market and industry data, we have not independently verified any of the data from third - party sources, nor have we ascertained the underlying economic assumptions relied upon therein. In additi on, while we believe the market opportunity information included in this presentation is generally reliable and is based on reasonable assumptions, th e i ndustry in which we operate is subject to a high degree of uncertainty and risk due to a variety of important factors that could cause results to di ffer materially from those expressed in the estimates made by third parties and by us.

All rights reserved @Rail Vision 2022 4 Issuer Rail Vision Ltd. Offering Type Initial Public Offering Price Range $8.00 - $10.00 Units Offered Up to 1,972,222 Units + 15% 45 - day overallotment option Gross Proceeds $ 17.75 Million Underwriters Aegis Capital Corp. – Bookrunning Manager Use of proceeds: • $8 Million - R&D completion of our existing systems and development of new products • $4.5 Million - Marketing, advertising and pre - commercialization activities • The remainder for working capital and general corporate needs, possible licensing off additional intellectual property. Terms of offering

AT A GLANCE Founded by 4 founders in 2016 Awards and Prizes Winner of the Deutsche Bahn MINDBOX competition 6 ̐ employees ( 46 R&D personnel) All rights reserved @Rail Vision 2022 5 State - of - the - Art Technology Systems for Autonomous - Drive Trains and for Accident Prevention Strategic investor World leader in train systems $44 Million raised

THE MISSION Taking rail into the future, making it safer, more efficient, reliable and sustainable using advanced sensors, AI and big data technologies. First steam - powered locomotive journey on February 21 , 1804 . The railway market grows year by year, serving as the modern world ’ s mass transit infrastructure. A traditional market in need of technological developments to achieve efficiency and savings in terms of finance and manpower . All rights reserved @Rail Vision 2022 6

7 MAIN SHAREHOLDERS (*) Traded on the NASDAQ and the Tel Aviv Stock Exchange ( FRSX ) (**) Traded on the Frankfurt Stock Exchange ( KBX ) (***) Percentages represent beneficial ownership immediately prior to the offering after giving effect to the conversion of Preferred A shares into ordinary shares and conversion of SAFE shares at an assumed initial offering price of $9.00 15 19 27 39 0 5 10 15 20 25 30 35 40 45 Other investors Founders Foresight (*) A publicly - traded German company, a world leader in braking & peripheral systems for trains and trucks. 15% 19% 27% 39% Knorr Bremse (**)

All rights reserved @Rail Vision 2022 8 A world leader in braking & peripheral systems. 110 years, in the railway market Traded at a valuation of € 11.15 billion in the Frankfurt stock exchange. Total sales in 2020 € 6.2 billion Data from March 9, 2022 Global presence - 29,700 employees 100 sites 30 countries Strategic investor $ 20 million over two investment cycles Potentially gives Rail Vision access to hundreds of blue - chip customers world - wide.

9 All rights reserved @Rail Vision 2022 Obstacles and faulty railway infrastructure. Huge infrastructure investments - the total investment in railway track infrastructure maintenance and renewal in Europe in 2016 was € 25 billion* Severe railway accidents - the braking distance is substantially longer than the driver’s visual capacity. 2019 - over 1,552 severe railway accidents in the European Union countries alone.** Loss of life and substantial financial losses for the train companies. **https://www.era.europa.eu/sites/default/files/library/do cs/safety_interoperability_progress_reports/report_on_rail way_safety_and_interoperability_in_the_eu_2020_en.pdf https://www.mckinsey.com/industries/public - and - social - sector/our - insights/using - analytics - to - get - european - rail - maintenance - on - track THE PROBLEM Railway accidents, loss of life and financial losses for train companies

Static cameras incapable of monitoring the railway infrastructure. ALTERNATIVES All rights reserved @Rail Vision 2022 10 Attempts to use technologies from the automotive world which are unsuitable for the railway world (speed and distance). Technologically inferior solutions - short ranges and inadequate resolution. Focus on level crossings, lacking a solution for the route. CURRENTLY AVAILABLE IN THE RAILWAY MARKET

11 THE SOLUTION Technological progress for the railway world Passive, autonomous and long - range detection systems. All rights reserved @Rail Vision 2022 Artificial intelligence (AI) - based systems. Obstacle detection and identification on and near the track. Ability to function under severe weather and conditions of limited visibility. Big Data collection for preventive maintenance. Able to detect objects over 1 mile away.

THE SYSTEMS Backend server Backend server Backend server Shunting Yards System Passenger and Freight Train System Light Rail System All rights reserved @Rail Vision 2022 12 1

13 MARKET SIZE AND TRENDS All rights reserved @Rail Vision 2022 The freight train industry in the United States is estimated at approximately $80 billion* . *https://railroads.dot.gov/rail - network - development/freight - rail - overview The global after - market sales reached approx. $78 billion in 2020 and is growing at approx. $3.5 billion per year*. * https://www.gminsights.com/industry - analysis/railway - aftermarket McKinsey - the solution for reducing maintenance costs is in data collection and adoption of innovative technologies*. *https://www.mckinsey.com/industries/public - and - social - sector/our - insights/using - analytics - to - get - european - rail - maintenance - on - track *https://www.railjournal.com/in_depth/sci - study - forecasts - upturn - in - global - rail - market The business activity in the global train industry is growing at approximately $5.6 billion per year*. All rights reserved @Rail Vision 2022 13

PREDICTIVE MAINTENANCE ON TRAINS AND INFRASTRUCTURE Europe Per annum investment of over $25 billion on maintenance of railway infrastructure in 2016*. United States $25 billion of the profits of freight train companies are invested in infrastructure and in increasing transport volume**. * https://www.mckinsey.com/industries/public - and - social - sector/our - insights/using - analytics - to - get - european - rail - maintenance - on - track **https://railroads.dot.gov/rail - network - development/freight - rail - overview The use of Rail Vision systems potentially enables savings of hundreds of millions of dollars through switching from breakdown maintenance to preventive maintenance All rights reserved @Rail Vision 2022 14

THE BUSINESS MODEL Sale of the Company’s systems and services, including maintenance, warranty and system updates. Provision of complementary solutions for preventive maintenance. Focusing on international operators of passenger train, freight lines and operational locomotives. All rights reserved @Rail Vision 2022 15 Big data solutions designed to create recurring revenue opportunities, with other applications such as target advertising sustainability data applications and more. 1 2 3 4

RAIL VISION SYSTEM Installed on an SBBC (Swiss Federal Railways) Cargo locomotive All rights reserved @Rail Vision 2022 16

SALES PROCESS TO RIO TINTO AUSTRALIA All rights reserved @Rail Vision 2022 17 The world’s second - largest mining and metals company. HQ London UK ASX:RIO. Operations in 35 countries, 47,500 employees. Operates iron mines in Australia using autonomous trains, a world first. An order has been received for a paid Proof of Concept.

SALES PROCESS TO A NORTH AMERICAN RAILWAY CONSTRUCTION COMPANY All rights reserved @Rail Vision 2022 18 An order has been received for a paid Proof of Concept testing period. Integrated system for predictive maintenance, reducing downtime & saving costs. The system replaces the need for manual inspection.

STRATEGIC COLLABORATION WITH ISRAEL RAILWAYS All rights reserved @Rail Vision 2022 19 MOU with Israel Railways signed for a long - term pilot and delivery of 6 - 10 units, with a potential of additional 200 units. The installed systems will be a worldwide demo center. Strategic collaboration with Israel Railways on the Company ’ s systems. Israel Railways are considering the installation of Switch - Yard systems due to safety benefits.

20 LOOKING FORWARD Continue monitoring of track routes for preventive maintenance purposes Advanced visual information - based navigation Big data services Interfacing with Smart City systems Integration with the world automatic train systems

All rights reserved @Rail Vision 2022 21 FINANCIAL DATA $ 44 million has been invested in the Company, of which approx. $ 24 million by Knorr - Bremse . $ 5 million . Net cash flows used for operating activities in H 1 2021 . $ 6.8 million cash balance of June 30 , 2021 All rights reserved @Rail Vision 2022 21

THE PEOPLE AND THE EXPERIENCE Shahar Hania CEO & Co - Founder Co - founder and CEO of Rail Vision, served as VP Research and Development prior to his appointment. An expert in advanced electro - optical systems. Shahar has led complex development projects in companies such as Elbit Systems and Bird Instruments. Shahar has a B.Sc. in Physics and Electro - Optics Engineering and an M.Sc. in Electro - Optics Engineering from Ben - Gurion University. Zachi Bar - Yehoshua COO & CIO Over 20 years of experience in hi - tech and infrastructure companies such as MALAM - TEAM and Zoko Enterprises. Zachi has extensive experience in project management, service management, operations and computing. Zachi has a BA and MBA in business administration. Amit Klir VP R&D Amit has extensive experience in managing multidisciplinary teams and has been product manager and leader of a variety of projects. He has set up and led the development of medical products, products combining video - processing, signals and advanced algorithms in a variety of leading hi - tech companies such as Continues Biometrics, Radvision and Comverse. Amit holds a B.Sc. in Electrical and Computer Engineering, specializing in DSP from the Ben - Gurion University in Beer Sheva. Ofer Grisaro VP Marketing & Sales Extensive experience in international marketing and sales with a proven track record in business with multinational corporations such as 3M, the defense industry and the hi - tech industry in companies such as Elbit Systems. Ofer has a BA in Management and MBA from the Ben - Gurion University. Sam Donnerstein Executive Chairman Has been an entrepreneur and industrialist for over four decades. Over the past 18 years, Sam has started and led manufacturing companies in Europe and Central America. Currently Sam serves as owner and Executive Chairman of the Rav Bariach Group, one of the world’s largest manufacturers of security doors. addition, Sam is on the Board Of Directors of Scoutcam . Ofer Naveh CFO Over 15 years of experience in financial and accounting roles in publicly - traded companies in Israel and in the United States. Holds a B.A. in Accounting and Business and an M.A. in Law from Bar - Ilan University. All rights reserved @Rail Vision 2022 22

SUMMARY OF INVESTMENT HIGHLIGHTS All rights reserved @Rail Vision 2022 23 Strategic Investor, Knorr - Bremse, a worldwide leader in the train industry, provides access to global customer list Addressing multi - billion market with the most advanced train accident prevention technology in the world Systems already under contract with major train operators Long - term revenue sources with Big Data potential application Strong management team with deep industry experience

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